Exhibit 99.1

Nevada Geothermal Power Provides Corporate Update – Crump Geyser and Pumpernickel Valley Geothermal Projects

Vancouver, B.C. (February 24, 2010), Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF) today provided an update on its geothermal power projects – Crump Geyser and Pumpernickel Valley. The Crump Geyser and Pumpernickel Valley Geothermal Projects are ready for development drilling in 2010. NGP plans to maintain a schedule such that new power plants can be constructed and placed in service by the end of 2013 or within the time required to qualify for generous federal tax grants available under the American Recovery and Reinvestment Act (ARRA).

Crump Geyser:
Ongoing geothermal resource evaluation and characterization of the Crump Geyser property has led to the selection of initial production test well targets. Three development wells are planned in 2010 along with other work.

Within the project area, a prominent, active geothermal system is situated along the range front fault zone and extending eastward into the basin. A geothermal system model has been developed from:

-	the distribution and character of extensive hot springs along the west margin of the Warner Valley Rift
-	extensive geological and structural mapping
-	fluid geochemistry and geothermometry
-	airborne and ground magnetic studies, gravity surveys and electrical resistivity mapping

The reservoir model considers that the reservoir configuration is controlled by the predominant range front fault zone, cross cutting NW transfer faults, and permeable, layered volcanic formations underlying the Warner Valley.

An airborne magnetic survey, jointly funded by NGP and the US Department of Energy (DOE) will begin this week, to be followed with a seismic reflection survey, supplemental ground magnetic surveys, and precision gravity surveys. These data will provide an unprecedented level of structural, thermal, and geochemical detail of the reservoir, which will enhance targeting precision, and accelerate future drilling and development operations at the Crump Geyser Geothermal Project.

NGP plans further work under a separate cost-shared drilling program with the DOE which includes exploration drilling outward from the core area around Crump Geyser, that will expand the understanding of the reservoir configuration and guide future drilling. Eight widely spaced, thermal gradient holes will be drilled in the first half of this year, followed closely by two deeper slim-holes designed to penetrate and test the reservoir. Thermal gradient well permit applications have been filed and are pending review with the Oregon State Department of Geology and Mineral Industries (DOGAMI).

Pumpernickel Valley:
Exploration at the Pumpernickel Valley Geothermal Project has identified production test well targets associated with the Pumpernickel Fault and several parallel piedmont faults immediately east of Pumpernickel Fault indicated by seismic surveys along the west side of Pumpernickel Valley.

Extensive exploration work has been completed in the period between 2004 and 2010. Thermal gradient drilling, fluid geochemistry, extensive gravity, resistivity and seismic reflection surveys highlight multiple areas of interest within a potentially productive hydrothermal system. Geochemistry of hot spring and geothermal fluids recovered in wells predicts 338ºF (170ºC) reservoir source fluids migrating up from great depths along multiple, sub-parallel, extensional faults having significant lateral extent north and south on the lease holdings.

Three deep development wells are planned, all on private leases within NGP’s 5760-acre (9 square mile) lease hold. A drilling permit has been obtained for the drilling of a 7-inch diameter development well that is planned to start the second quarter of 2010.

About Nevada Geothermal Power Inc.

Nevada Geothermal Power Inc. is an emerging renewable energy producer and developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada, and Crump Geyser, Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of over 200 MW from the current leaseholds.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advice in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com